Exhibit 1.01

Cerus Corporation

Conflict Minerals Report

For the reporting period from January 1, 2019 to December 31, 2019

This Conflict Minerals Report (the “Report”) of Cerus Corporation (“Cerus”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2019 to December 31, 2019.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are collectively referred to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries,” for the purposes of the Rule and this Report, are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, Cerus contracts to manufacture one product which contains Conflict Minerals that are necessary to the functionality or production of such product (the “Necessary Conflict Minerals”). As discussed below, following the performance of a reasonable country-of-origin inquiry (“RCOI”) and due diligence on the source and chain of custody of the Necessary Conflict Minerals, Cerus has reasonably concluded that is unable to determine whether, with respect to the Covered Product (as defined below), Necessary Conflict Minerals were used, directly or indirectly, to finance or benefit armed groups in the Covered Countries.

Description of Cerus’ Product Covered by this Report

Cerus is a biomedical products company focused on the field of blood safety. Cerus currently markets and sells the INTERCEPT Blood System for both platelets and plasma (the “platelet system” and “plasma system,” respectively) in the United States; certain countries in Europe, the Commonwealth of Independent States, the Middle East, and Latin America and selected countries in other regions around the world. Both the platelet system and plasma system employ the same technology. Platelet or plasma components collected from blood donors are transferred into plastic INTERCEPT disposable kits and are mixed with Cerus’ proprietary compound, amotosalen, a small molecule compound which has an affinity for nucleic acid. The disposable kits are then placed in the INTERCEPT Illuminator, an illumination device (the “Illuminator”), where the mixture is exposed to ultra-violet A, or UVA, light. If pathogens such as viruses, bacteria or parasites are present in the platelet or plasma components, the energy from the UVA light causes the amotosalen to bond with the nucleic acid. Since platelets and plasma do not rely on nucleic acid for therapeutic efficacy, the INTERCEPT Blood System is designed to preserve the therapeutic function of the platelet and plasma components when used in human transfusions.

This Report relates to one product, which is referred to in this Report as the “Covered Product”: (i) for which Conflict Minerals are necessary to its functionality or production; (ii) that were manufactured, or contracted to be manufactured, by Cerus; and (iii) for which the manufacture was completed during calendar year 2019. For the Reporting Period, the Illuminator remains the only Covered Product.

Reasonable Country–of-Origin Inquiry

Cerus has conducted a good faith reasonable country-of-origin inquiry regarding the Necessary Conflict Minerals. This good faith RCOI was reasonably designed to determine whether any of the Necessary Conflict Minerals originated in the Covered Countries and whether any of the Necessary Conflict Minerals may be from recycled or scrap sources. Cerus’ RCOI comprises the conduct described under the caption “Description of Due Diligence Measures — Identify and Assess Risk in the Supply Chain” below. Because, as a result of the RCOI, Cerus was unable to determine the countries of origin of all of the Necessary Conflict Minerals in its supply chain, Cerus also performed due diligence on the source and chain of custody of the Necessary Conflict Minerals.

Cerus’ Due Diligence Process

The Illuminator is manufactured by Cerus’ supplier according to Cerus-provided specifications and contains several hundred electronic components purchased from over 70 distributors or suppliers to Cerus’ supplier. Due to the Illuminator’s level of regulatory classification in most jurisdictions where it is sold, changes to its design or components will require significant regulatory review and approval. The supply chain for such components of the Illuminator is complex and includes primarily third-party suppliers or distributors between the ultimate manufacturer of the Illuminator and the original sources of the

Necessary Conflict Minerals contained therein. Cerus does not purchase any Necessary Conflict Minerals directly from mines, smelters or refiners and does not make any purchases in any of the Covered Countries. Therefore, Cerus must rely on its direct supplier and its supplier’s upstream component manufacturers to provide information on the origin of the Conflict Minerals, if any, contained in the components and materials used in the manufacture of the Illuminator and to identify the applicable smelters and refiners of Necessary Conflict Minerals in Cerus’ supply chain. The information provided by Cerus’ direct supplier and its supplier’s upstream component manufacturers may be inaccurate or incomplete or subject to other irregularities. In addition, because of Cerus’ relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, Cerus’ ability to verify the accuracy of information reported by its direct supplier and its supplier’s upstream component manufacturers is limited. Accordingly, Cerus cannot provide absolute assurance regarding the source and chain of custody of the Necessary Conflict Minerals in the Illuminator.

Cerus’ amended agreement with its direct supplier, among other things, requires the supplier to (i) use its best efforts to source materials for the manufacture of the Illuminator that do not contain Conflict Minerals, and (ii) deliver to Cerus a full report each year identifying the sources of any Conflict Minerals, if any, contained in the Illuminator. For the reporting period, January 1, 2019 to December 31, 2019, Cerus’ supplier provided its required report identifying the suppliers or distributors of components in the Illuminators manufactured during such period that contained Necessary Conflict Minerals that (a) did not originate from the Covered Countries, (b) are unknown to have originated from the Covered Countries, or (c) were not found by the third-party software program. Of the 390 components analyzed, 36% did not originate from a Covered Country or did not originate from a smelter or refiner known to finance or benefit armed groups in the Covered Countries (such status, “Non-Covered Country of Origin”), 63% were of an unknown origin, and 1% were not found by the third-party software program; as compared to 33%, 64% and 3%, respectively, for Illuminators manufactured in 2018. We understand from our supplier that the differences between 2018 and 2019 are primarily attributed to consolidation or expansion of sources of materials that are available from multiple upstream distributors to our supplier.

Design of Due Diligence

Cerus’ due diligence measures have been designed to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), consistent with Cerus’ position as a downstream company in the Conflict Minerals supply chain.

Description of Due Diligence Measures

Cerus’ due diligence measures performed with respect to Covered Products manufactured during 2019 included the following:

Establish Strong Company Management Systems

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Conflict Minerals Team. Cerus has established a Conflict Minerals management team, consisting of members of its manufacturing and legal departments, including its VP, Global Manufacturing, Special Projects, its Senior Director of Device Engineering and Device Hardware, its Associate General Counsel to oversee the due diligence efforts and consider and address potential risks within Cerus’ supply chain.

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System of Controls and Transparency. The management team collectively devised a Conflict Minerals plan for internal information management and supplier engagement. The system is designed to collect and retain the information necessary to support Cerus’ conflict minerals inquiry and reporting.

•	Continued Engagement with Suppliers. Cerus continues to engage its direct supplier in order to obtain the required upstream supplier information for components of the Covered Product.

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Grievance Mechanism. Cerus has an established Whistleblower Hotline. Customers, employees or other interested parties are able to use the Hotline to provide anonymous information about Cerus, including grievances or other information related to Conflict Minerals.

Identify and Assess Risk in the Supply Chain

•	Identify upstream suppliers in the supply chain that may be providing Conflict Minerals that are necessary to the functionality or production of the Illuminator;

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Partnered with Cerus’ direct supplier to utilize a third-party software program to analyze the data reported by upstream component suppliers to determine whether any suppliers provided Conflict Minerals for use in the manufacture of the Illuminator that were sourced from Covered Countries; and

•	Reviewed the reports completed by Cerus’ direct supplier for the Illuminator.

Design and Implement a Strategy to Respond to Identified Risks

As noted above under “Establish Strong Company Management Systems,” Cerus has established a reporting protocol under which the Conflict Minerals management team reports risks arising from its diligence exercise to executives of the company. The protocol is designed to enable the Conflicts Minerals management team to report, among other things, identified risks in the supply chain. Cerus’ risk management strategy includes maintaining close contact with its direct supplier in order to (a) obtain the required upstream supplier information for components of the Covered Product, (b) pursue Cerus’ goal of having a conflict-free supply chain, and (c) attempt to influence the selection, to the extent practicable, of alternative upstream suppliers that can provide assurance that their components do not contain Conflict Minerals from Covered Countries that directly or indirectly finance armed groups in the Covered Countries.

In addition, Cerus intends, to the extent practicable, to take the steps discussed under the caption “Future Due Diligence and Risk Mitigation.”

Carry Out Independent Third-Party Audit of Supply Chain

Cerus does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, Cerus has relied on information collected and provided by its supplier.

Report Annually on Supply Chain Due Diligence

Cerus expects to report annually, as required by the Rule, and has posted this Report on its website. However, Cerus’ reporting obligations under the Rule may change in the future and its ability to implement certain processes or obtain information from its suppliers may differ materially from those anticipated or implied in this Report.

Conclusions

Due to the large number of suppliers upstream of the Illuminator supplier, as well as the relatively small percentage of the Illuminator supplier’s business that the manufacture of the Illuminator comprises, Cerus was unable to obtain complete information regarding the source and chain of custody for all of the Conflict Minerals contained in components of the Illuminator. Cerus was unable to locate any component specification datasheets that were provided as part of Cerus’ diligence effort which specified the smelters or refiners that were the source of Conflict Minerals for the particular component. The smelter or refiner information provided was obtained through the EICC templates and were reported at the “company-level” for products manufactured by the supplier; thus, did not specify the country of origin for Conflict Minerals in the particular components used to manufacture the Illuminator. As a result, Cerus determined that it did not have sufficient information to reasonably or reliably identify the particular smelters or refiners that processed the Conflict Minerals contained in the Illuminator or the country of origin of such Conflict Minerals, and thus did not list the smelters or refiners or countries of origin in this Report. Certain suppliers identified Sudan Gold Refinery and Universal Precious Metals Refining Zambia as sources of gold in their supply chains. These refineries are not audited by the CFSI and public information indicates the possibility that these are high-risk facilities. Because the Conflict Minerals information provided from these suppliers was provided at the “company-level” rather than component specific responses, it is uncertain if these facilities are actually in Cerus’ supply chain. Due to the downstream position of Cerus and its supplier in the supply chain of these components, it has been difficult for Cerus’ supplier to obtain additional information from its upstream suppliers of components for the Illuminator.

Future Due Diligence and Risk Mitigation.

Cerus intends to take the following steps to improve its due diligence: (a) continue to maintain close contact with the Illuminator supplier with the goal of having a conflict-free supply chain; and (b) attempt to influence the selection, to the extent practicable, of alternative upstream suppliers that can provide assurance that their components do not contain any Conflict Minerals from Covered Countries that directly or indirectly finance armed groups in the Covered Countries.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including without limitation, Cerus’ ability to ensure that components of the Illuminator that contain Conflict Minerals originate from non-Covered Countries, Cerus’ intentions and expectations regarding further supplier engagement, future reporting, due diligence and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “evaluates,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), including year-over-year changes experienced by upstream suppliers of the Illuminator components, inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on Cerus’ ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others, as well as potential statutory or regulatory changes.